AVATAR HOLDINGS INC.
                               201 ALHAMBRA CIRCLE
                           CORAL GABLES, FLORIDA 33134


                                  May 12, 2006


BY EDGAR correspondence
-----------------------

Mr. John Cash
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F Fifth Street, N.E.
Washington, D.C.  20549

                  Re:   Avatar Holdings Inc.
                        Response to Staff Comments on:
                        Form 10-K for the fiscal year ended December 31, 2005 Filed March 15, 2006

                        File No. 1-7395

Dear Mr. Cash:

         On behalf of Avatar Holdings Inc. ("Avatar"), this letter responds to your letter dated May 1, 2006, relating to comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") on the above-referenced filing of Avatar. The responses to the Staff's comments are numbered to relate to the corresponding comments in your letter.


FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Item 1. Business - Real Estate Operations, page 5
-------------------------------------------------

1. IN FUTURE FILINGS, PLEASE REVISE YOUR DISCLOSURE CONCERNING BACKLOG EITHER HERE OR IN ITEM 7 TO QUANTIFY THE AMOUNT OF BACKLOG NOT REASONABLY EXPECTED TO BE FILLED WITHIN THE CURRENT FISCAL YEAR. REFER TO ITEM 101(C)(1)(VIII) OF REGULATION S-K.

         In response to the Staff's comment, future filings will be revised to include the amount of backlog reasonably expected to be filled during the subsequent 12-month period.

         We have included this information in our Form 10-Q for the three months ended March 31, 2006, filed with the Commission on May 10, 2006.

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Mr. John Cash
May 12, 2006
Page 2



Item 7. Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
        of Operations
        -------------
Disclosure of Contractual Obligations, page 36
----------------------------------------------

2. IN FUTURE FILINGS, PLEASE REVISE TO INCLUDE THE CASH REQUIREMENTS FOR THE INTEREST ON YOUR DEBT IN YOUR TABULAR PRESENTATION OR A FOOTNOTE THERETO. IF YOU PROVIDE A TEXTUAL DISCUSSION, THE DISCUSSION SHOULD QUANTIFY THE RELATED CASH REQUIREMENTS USING THE SAME TIME FRAMES STIPULATED IN THE TABLE. REFER TO THE FOOTNOTE 46 TO RELEASE NO. 33-8350, "INTERPRETATION: COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

         In response to the Staff's comment, we will include the cash requirements for the interest on our debt in the tabular presentation or as a footnote in future filings of our Annual Report on Form 10-K.


Item 8. Financial Statements and Supplementary Data
---------------------------------------------------
Note A. Summary of Significant Accounting Policies
--------------------------------------------------
Property, Plant and Equipment, page 53
--------------------------------------

3. IN FUTURE FILINGS, PLEASE SEPARATELY DISCLOSE THE ESTIMATED USEFUL LIVES FOR EACH MAJOR CLASS OF YOUR DEPRECIABLE ASSETS, AS SEEN IN NOTE
         D. WE BELIEVE THIS DISCLOSURE WILL HELP YOUR READERS TO BETTER UNDERSTAND THE TIMING OF FUTURE DEPRECIATION EXPENSE.

         In response to the Staff's comment, we will disclose the estimated useful lives for each major class of depreciable assets in future filings of our Annual Report on Form 10-K.


Revenues, page 54
-----------------

4. WE READ ON PAGE 17 THAT YOU WILL BEGIN DEVELOPMENT AND SALE OF THE FRENCHMAN'S YACHT CLUB CONDOMINIUMS IN 2006. PLEASE CONFIRM TO US THAT YOU WILL RECOGNIZE THIS REVENUE IN ACCORDANCE WITH PARAGRAPH 37 OF SFAS 66, AND DISCLOSE YOUR REVENUE RECOGNITION POLICY FOR CONDOMINIUMS IN FUTURE FILINGS.

         We will recognize revenues for the Frenchman's Yacht Club condominium project when we meet the conditions of paragraph 37 of SFAS 66 (percentage of completion method) and other applicable sections of SFAS
         66. In future filings, we will disclose our revenue recognition policy

Mr. John Cash
May 12, 2006
Page 3


         for condominiums at such time(s) as we generate revenue from condominiums and disclosure becomes applicable.

5. WE NOTE YOUR ADDITIONAL DISCLOSURES CONCERNING REVENUE RECOGNITION ON PAGE 20. IN LIGHT OF YOUR STATEMENT ON PAGE 7 THAT THE MAJORITY OF HOMES PURCHASED FROM YOU ARE FINANCED THROUGH THIRD-PARTY LENDERS PROVIDING MORTGAGE FINANCING, PLEASE EXPLAIN TO US IN MORE DETAIL THE CIRCUMSTANCES UNDER WHICH YOU RECOGNIZE REVENUE FROM HOMESITES SALES USING THE INSTALLMENT METHOD.

         From time to time we recognize revenue under the installment sales method for the sale of homesites and other land sales when the buyer's initial investment does not meet the criteria specified in SFAS 66 for recognition of profit by the full accrual method and if the recovery of the cost of the property is reasonably assured if the buyer defaults. Please note that the installment method would apply only to the homesites (for which a contract for home construction does not apply) and other land and would not apply to house/homesite contracts.


Stock-Based Compensation, page 55
---------------------------------

6. YOUR TABULAR PRESENTATION OF PRO FORMA NET INCOME APPEARS TO INDICATE THAT STOCK-BASED COMPENSATION EXPENSE WOULD HAVE BEEN LESS UNDER THE FAIR VALUE METHOD THAN THE AMOUNT YOU RECORDED IN YOUR INCOME STATEMENT UNDER THE INTRINSIC VALUE METHOD, DESPITE THE FACT THAT THE INTRINSIC VALUE METHOD ASSIGNED NO COMPENSATION EXPENSE TO YOUR STOCK OPTIONS. PLEASE EDUCATE US FURTHER ON THIS MATTER.

         Many of our restricted stock awards contain a market condition provision whereby achievement of a specified hurdle price of our common stock is required. In accordance with APB 25 and related interpretations, compensation expense (under the intrinsic method) for restricted stock units granted was recorded in the income statement based on the market price of Avatar's stock on the date of grant or the date the specified hurdle price was probable of being achieved, provided such provisions were applicable. In accordance with SFAS 123 and SFAS 148, compensation expense (under the fair value method) for pro forma disclosures was calculated based on the fair value of the restricted stock awards on the date of grant using the Monte Carlo option valuation model (like a lattice model).

         According to SFAS 123, the fair value calculation of the restricted stock awards is measured on the date of grant based on the following prescribed factors and assumptions: current price of our common stock, the exercise price, the expected term, the expected volatility of our common stock, expected dividends and the risk-free interest rate for

Mr. John Cash
May 12, 2006
Page 4


         the expected term of the award. The calculations, based on the prescribed factors and assumptions under SFAS 123, cause the fair value of these awards to be less than the intrinsic value under APB 25 where the value was measured based on the market price of Avatar's stock on the date the specified hurdle price was probable of being achieved. Thus, compensation expense under the fair value method is lower than compensation expense under the intrinsic method.


Note D. Property, Plant and Equipment, page 60
----------------------------------------------

7. WE READ IN NOTE A THAT AMENITIES OWNED BY YOU ARE CAPITALIZED AS PROPERTY, PLANT AND EQUIPMENT. PLEASE TELL US, AND DISCLOSE IN FUTURE FILINGS IF SIGNIFICANT, THE BOOK VALUE OF AMENITIES THAT WERE CAPITALIZED AT DECEMBER 31, 2005 AND 2004.

         Amenities owned by Avatar and which are not held for future transfer to homeowners associations are included in Property, Plant and Equipment. The book values of Avatar-owned amenities included in Property, Plant and Equipment was approximately $30,940,000 and $32,442,000 at December 31, 2005 and 2004, respectively. In addition, there was approximately $6,616,000 and $4,793,000 of amenities under construction as of December 31, 2005 and 2004, respectively. We will disclose the book value of these amenities as of the balance sheet dates in future filings of our Annual Report on Form 10-K.


Note E. Estimated Development Liability for Sold Land, page 60
--------------------------------------------------------------

8. WE READ THAT THIS LIABILITY PRIMARILY RELATES TO UTILITIES IMPROVEMENTS YOU ARE OBLIGATED TO MAKE FOR OVER 8,000 PREVIOUSLY SOLD HOMES. PLEASE CONFIRM TO US THAT YOU ESTIMATED THE LIABILITY ASSOCIATED WITH EACH HOME AND RECOGNIZED THE RELATED EXPENSE AT THE TIME THESE HOMES WERE SOLD.

         The estimated development liability consists primarily of utilities improvements for more than 8,000 previously sold homesites in undeveloped areas substantially all of which were sold under previous homesite installment sales programs which were discontinued in 1996. We estimated the liability associated with each homesite and recognized the related expense at the time these homesites were sold.

Mr. John Cash
May 12, 2006
Page 5


Note G. Notes, Mortgage Notes and Other Debt, page 64
-----------------------------------------------------

9. PLEASE TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO WHETHER THE CONVERSION OPTION IN YOUR 4.5% CONVERTIBLE SENIOR NOTES IS AN EMBEDDED DERIVATIVE WHICH SHOULD BE BIFURCATED FROM THE NOTES. REFERENCE SFAS NO. 133 AND EITF 00-19.

         We considered the requirements of SFAS No. 133 noting that bifurcation and separate accounting of the conversion option is required if the conversion option meets the definition of a derivative and fails to either be indexed to our common stock or, if freestanding, would not be classified in stockholders' equity. In accordance with paragraph 11a of SFAS No. 133 and paragraph 9 of EITF 00-19, we concluded that the conversion option is not an embedded derivative since it is indexed to our own common stock and would be classified in stockholders' equity if it were issued as a separate instrument. The 4.5% Convertible Senior Notes provides for the holder to only realize the value of the conversion option by exercising the option and receiving the entire proceeds in the fixed number of shares (for each $1,000 principal amount of notes surrendered for conversion, a holder will receive
         19.0006 shares of our common stock) or equivalent amount of cash, or a combination of shares of common stock and cash, at our discretion.


Item 9A. Controls and Procedures, page 78
-----------------------------------------

10. WE NOTE YOUR DISCLOSURE THAT YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE TO PROVIDE REASONABLE ASSURANCE THAT YOU RECORD, PROCESS, SUMMARIZE AND REPORT THE INFORMATION REQUIRED TO BE DISCLOSED IN REPORTS FILED UNDER THE EXCHANGE ACT WITHIN THE SPECIFIED TIME PERIOD. PLEASE CONFIRM TO US, AND REVISE FUTURE FILINGS TO CLARIFY, IF TRUE, THAT YOUR OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE ALSO EFFECTIVE FOR THE PURPOSE OF ENSURING THAT MATERIAL INFORMATION REQUIRED TO BE IN THIS REPORT IS MADE KNOWN TO MANAGEMENT AND OTHERS, AS APPROPRIATE, TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURES. ALTERNATIVELY, IN FUTURE FILINGS YOU MAY SIMPLY CONCLUDE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE OR INEFFECTIVE, WHICHEVER THE CASE MAY BE. SEE EXCHANGE ACT RULE 13A-15(E).

         We confirm, our officers concluded that our disclosure controls and procedures were effective for the purpose of ensuring that material information required in our Form 10-K for the fiscal year ended December 31, 2005 was made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.

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Mr. John Cash
May 12, 2006
Page 6


         Future filings will be revised to state that our officers concluded that our disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in the applicable filing is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.

         We have included this information in our Form 10-Q for the three months ended March 31, 2006, filed with the Commission on May 10, 2006.



         Avatar hereby acknowledges that:

            o Avatar is responsible for the adequacy and accuracy of the disclosures in our filings;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o Avatar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



         If you have any questions or would like additional information, please contact the undersigned at (305) 442-7000.



                                Very truly yours,

                                AVATAR HOLDINGS INC.

                                By: /s/ Charles L. McNairy
                                    --------------------------------------
                                    Charles L. McNairy
                                    Executive Vice President,
                                    Chief Financial Officer and Treasurer